Exhibit 99.1

ASML share buy back program

Repurchase up to € 1 billion within 2 years

Announced January 19, 2011

Repurchased of total program:             62.2%

The total amount of outstanding shares at the end of 2010 is approximately 436 Million shares.

The following table shows the shares repurchased between October 3, 2011 and October 28, 2011:

Date	Repurchased shares	Average price	Repurchased value
Oct. 3 – Oct. 7, 2011	538,585	€25.68	€13,828,237
Oct. 10 – Oct. 14, 2011	219,646	€27.53	€6,047,140
Oct. 17 – Oct. 21, 2011	339,879	€28.62	€9,728,069
Oct. 24 – Oct. 28, 2011	317,536	€29.30	€9,302,587
Total shares repurchase between October 3, 2011 and October 28, 2011	1,415,646	€27.78	€38,906,033

Total shares repurchased since October 28, 2011	23,029,521	€27.00	€621,758,581